Kenneth R. Koch ½ 212 692 6768 ½ kkoch@mintz.com	Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com
August 22, 2008
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:	Navios Maritime Holdings Inc. (“Navios Maritime” or the “Company”) Form 20-F for the year ended December 31,2007 Filed March 31, 2008 File No. 001-33311
Ladies and Gentlemen:
     Set forth below are the Company’s responses to the Commission’s comments given by letter (the “Comment Letter”), dated August 12, 2008, from Joseph Foti. The responses are numbered to correspond to the comments, as set forth in the Comment Letter, which, for convenience, we have incorporated into this response letter. Page references are to the marked version of the Annual Report.
Note 2. Summary of Significant Accounting Policies
— Prepaid Voyage Costs, page F-16
1.	We note your disclosure that prepaid voyage costs relate to cash paid in advance for expenses associated with voyages and the amounts are recognized as expense over the voyage or charter period. Please explain to us how this policy complies with one of the acceptable methods prescribed in EITF 91-9. If the difference between recognizing expense under your current policy (i.e., over the voyage or charter period) rather than on an as incurred basis is not material, please quantify the amount for us and revise your footnote in future filings to specifically state so. Otherwise, please revise your financial statements accordingly.

Response:	The Company’s policy is to expense voyage costs as incurred. Prepaid voyage costs are not recognized as expense over the voyage or charter period ratably; instead, they are recognized on an as incurred basis in accordance with the provisions of EITF 91-9, “Revenue and Expense Recognition for Freight Services in Process.” In future filings, the Company will revise the footnote to clarify the Company’s accounting policy.

Note 3. Acquisition — Reincorporation, page F-21
2.	We note that you have allocated a portion of the purchase price in the Kleimar acquisition to favorable and unfavorable leases. Please tell us how you determined the amounts allocated to these favorable and unfavorable leases, as well as the amounts allocated to the favorable and unfavorable purchase options. Also, tell us why it appears you have not allocated a portion of the purchase price to the customer-related intangible asset arising from the in-place leases. If you have performed an analysis for the existence of any customer related intangibles, please provide us your assumptions and your conclusion. See SEC Staff Speech by Chad Kokenge, 2003 Thirty-First AICPA National Conference on Current SEC Developments.

Response:	For the Staff’s information, the Company responded to a similar comment in its letter to the Staff dated June 6, 2006 (Comment #6) in connection with Amendment No. 4 to its Registration Statement on Form F-1 (File No. 333-129382).
Although the prior comment related to a different acquisition, the accounting model described in the Company’s response as well as the basis for the application of that model is the same model the Company applied to the Kleimar acquisition and, accordingly, an excerpt from that letter has been included as Appendix I to this letter in partial response to the current comment.

The fair value of favorable and unfavorable leases was estimated using a discounted cash flows approach. The value was estimated to be the difference between the contractual cash flows and the then current market rates for a similar lease, discounted using a weighted-average cost of capital. The fair value of the favorable and unfavorable purchase options was estimated to be equal to the present value of the difference between the market value of the vessel and the exercise price on the purchase option.

The Company performed an analysis for the existence of customer-related intangibles. However, the Company has not allocated any portion of the purchase price to customer-related intangibles after taking into account the characteristics of the shipping market in general and, more particularly, the segment of the shipping market within which Kleimar operates. Kleimar is engaged in the movement of freight, which is a commodity-type business where customer contracts are won through an open bid process with multiple participants. Long-term contracts with customers are rare, all buyers are well known to all other parties and customer loyalty is extremely low. Existing customer relationships were not integral to Kleimar, were not a driver of the Company’s acquisition of Kleimar and, accordingly, customer-related intangibles (other than the existing contracts discussed above) were not identified separately for the purposes of the purchase price allocation.

3.	We note that you have allocated a portion of the Kleimar purchase price to investment in finance lease for the vessels Obeliks and Vanessa. Please tell us the nature of these assets and tell us how such assets are being recognized within the financial statements.

Response:	At the time the Company acquired Kleimar, each of the vessels Obeliks and Vanessa were owned by Kleimar (in the case of Obeliks, 95%-owned). At the time, the Obeliks and Vanessa were each subject to bareboat charters with unrelated third parties through June 2009 and July 2010, respectively. Each of the charter agreements contained provisions that required Kleimar to sell its interest in the vessels at the conclusion of the lease to the lessees and, accordingly, both leases were accounted for as capital leases pursuant to the provisions of FASB Statement No. 13 “Accounting for Leases” prior to the Company’s acquisition of Kleimar. Their classification did not change as a result of the business combination in accordance with paragraph 12 of FIN 21, “Accounting for Leases in a Business Combination, an Interpretation of FASB Statement No.13,” which states that the classification of a lease in accordance with FASB Statement No. 13 shall not be changed as a result of a business combination.
The amounts recorded as investments in finance lease for the Obeliks and Vanessa in connection with the acquisition of Kleimar ($47,846 and $19,959, respectively) represent the present value of the remaining contractual cash flows to be received pursuant to each of the above-mentioned leases. They are classified as “Investments in leased assets” in the consolidated balance sheet and are accounted for as financial assets in the Company’s consolidated financial statements such that they produce a constant periodic rate of return on the net investment in the lease over the lease term, in accordance with FAS 13, “Accounting for Leases.”

4.	Reference is made to favorable vessel and unfavorable purchase options acquired as part of your Kleimar acquisition. We note from your disclosure that the favorable vessel purchase options are not amortized but rather capitalized as part of the cost of the vessel and depreciated over the remaining life of the vessel, and with respect to the unfavorable purchase options, the liability is included in the calculation of the gain or loss on sale of the related vessel upon exercise. In this regard, please tell us why you believe it is appropriate to defer any expense recognition associated with favorable vessel purchase options until it is capitalized as part of vessel cost. By the same token, please explain why you believe that deferral of any recognition related to the liability is appropriate until exercise of the unfavorable purchase option. As part of your response, please provide us with the accounting guidance which you relied upon and supports the basis for your conclusions. We may have further comment upon receipt of your response.

Response:	For the Staff’s information, the Company responded to a similar comment in its letter to the Staff dated June 6, 2006 (Comment #6) in connection with Amendment No. 4 to its Registration Statement on Form F-1 (File No. 333-129382).
Although the prior comment related to a different acquisition, the accounting model described in the Company’s response as well as the basis for the application of that model is the same model the Company applied to the Kleimar acquisition and, accordingly, an excerpt from that letter has been included as Appendix I to this letter in partial response to the current comment.

In accordance with FAS 142, par. 12-15, an intangible asset that has a finite life should be amortized over its estimated useful life (in a manner that reflects the pattern in which the asset’s economic benefits are consumed or otherwise used up) and reviewed for impairment in accordance with FAS 144. Unlike more traditional fixed assets and intangible assets, the Company does not believe that the economic benefits of the acquired favorable purchase option are consumed over its useful life; instead, the Company believes that the economic benefits of a favorable purchase option are consumed at a point in time when the option is exercised (or earlier in the event of an impairment). Accordingly, as outlined in the above-referenced letter, acquired favorable purchase options are not amortized and are, instead, subject to impairment testing at least annually. Upon exercise, they are capitalized as part of the cost of the asset and depreciated over the asset’s remaining useful life.

The Company believes that a similar analysis is appropriate as it relates to liabilities recorded in purchase accounting in relation to unfavorable purchase options. Effectively, the liabilities recognized in purchase accounting reflect the economic loss that Navios assumed in connection with the Kleimar acquisition and would otherwise have been required to recognize in its post-acquisition financial statements upon exercise by the charterer of its purchase option. If Navios were to amortize the liability to income prior to exercise of the option, it would effectively accelerate recognition of income and cause the Company, all other things being equal, to recognize an offsetting loss when the option is exercised by the charterer and the underlying vessel is sold, which the Company believes is inconsistent with FAS 141 and the underlying economics of the transaction.
Note 6. Accounts Receivable, page F-23
5.	We note that your balance of accounts receivable is material to current assets at December 31, 2007. In future filings, please revise the notes to the financial statements to include a description of the accounting policies and methodology used to estimate the allowance for doubtful accounts, the policy for charging off uncollectible loans and trade receivables, and the policy for determining past due or delinquency status (i.e., whether past due status is based on how recently payments have been received or contractual terms). See paragraph 13a-c of SOP 01-06.

Response:	In future filings, the Company will revise its disclosures to comply with Staff’s request.

Note 9. Intangible Assets Other than Goodwill, page F-28
6.	We note that during both 2007 and 2006, the activity in the favorable lease terms account includes an amount transferred to vessel cost. For each year, please tell us the nature of the transaction in which this amount was transferred and how you determined or calculated the amount. Also, please tell us why the amount does not appear to be included in the detail of vessel activity as presented in Note 8.

Response:	Please refer to the responses to Comments #2 and #4 above for additional information on the nature of the transaction and how the amounts were determined. For the Staff’s information, attached below is a reconciliation of the activity disclosed in Notes 8 and 9 of the Company’s consolidated financial statements.

Description	2007		2006
Unamortized portion of leases on vessels acquired	6,089		32,682
Purchase options on vessels acquired	2,045		6,490

Total intangible assets capitalized as part of the vessel cost	8,134	*	39,172
Cash payments for vessel acquisitions (as per cash flow)	44,510		108,117
Amount transferred from advance deposits for purchase of vessels	1,874		8,322
Fair value of shares issued in connection with vessel purchases	—		5,132
Other	—		(500)

Total additions per Note 8	54,518		160,243

*Total intangible assets capitalized as part of the vessel cost (above)	8,134		39,172
Intangible assets sold to Navios Partners	57,754		—

Total disposals/transfers per Note 9	65,888		39,172

7.	Reference is made to your footnote (***). It appears of the $262,610 purchase accounting adjustments for favorable lease terms, $57,187 is related to favorable purchase options which are not amortized and should the purchase option be exercised, any unamortized portion of this assets will be capitalized as part of the cost of the vessel and depreciated over the remaining useful life of the vessel. It also appears that the entire $262,610 purchase accounting adjustment was attributed to your acquisition of Kleimar N.V. In this regard, it is unclear why the amount disclosed in the footnote related to the favorable purchase options does not agree to the amount disclosed in the table as favorable vessel purchase options in Note 3 on page F-22. Please explain the reason for the difference and reconcile the amounts for us.

Response:	Footnote (***) includes a clerical error and erroneously includes not only purchase options related to the acquisition of Kleimar ($36,517) but also to the remaining portion of such purchase options already existing in the Company ($20,670). In future filings, the Company will correct such inconsistency.

Note 10. Investment in Affiliates, page F-29
8.	We note from your disclosure in Note 20 that you recognized $167,511 gain on the sale of the assets to Navios Partners. In light of the fact that upon the closing of the IPO you retained a 43.2% interest in Navios Partners, please tell us how you considered this interest in the calculation of the gain recognized on the sale of assets. As part of your response, please tell us if the net book value of the assets sold reflects 100% of your interest in those assets and tell us how you determined the remaining investment in Navios Partners recorded on your books. Also, please tell us why you believe it is appropriate to reflect the gain on the divestiture of these subsidiaries in continuing operations rather than as discontinued operations.

Response:	In determining the amount of gain to be recognized in connection with the sale of assets to Navios Partners, the Company considered two possible methods for calculation, which are summarized as follows:
•	recognize a gain equal to the excess of the fair value of the assets sold to Navios Partners ($515,000) over their carrying amount ($188,000) at the date of disposition multiplied by the % of the Company’s interest that was effectively disposed of (56.8%), which would have resulted in recognition of a gain amounting to approximately $186,000; or

•	if less, recognize a gain equal to the excess of the aggregate cash consideration received by the Company in connection with the sale ($355,000) over the carrying amount of the assets at the date of disposition ($188,000), which would have resulted in recognition of a gain amounting to approximately $167,000.
Although the first method summarized above is similar to EITF 01-02, Issues 6 and 8(b), the Company concluded that the second method, which is also similar to EITF 01-02, Issue 9, was most appropriate in the circumstances due principally to the complex capital structure of Navios Partners, which is not addressed by EITF 01-02. As a result of applying the above accounting, the remaining investment in Navios Partners recorded on the books of the Company immediately after the consummation of the transactions is zero, which is consistent with the Company’s claim on the net assets of Navios Partners on that date given the capital structure. The capital structure of Navios Partners consists primarily of subordinated units and common units, with the common units having certain preferences over the subordinated units, including a liquidation preference. The Company holds only subordinated units in Navios Partners, along with its (non-controlling) GP interest, and thus its interests in Navios Partners are subordinate to the common unit holders. The Company has no actual or implied financial commitment to support the operations of Navios Partners after the sale of the assets.

The Company reflected the gain on the disposition of these vessels in continuing operations rather than as discontinued operations because the historical operations of the vessels that were partially disposed of continue to be classified in continuing operations. The Company concluded that reclassifying the historical operations of the vessels to discontinued operations would be inconsistent with the guidance of FAS 144, par. 42 and EITF 03-13, par. 11a. due to the Company’s continuing involvement in their operation through its 43.8% interest in Navios Partners.

Note 11. Accrued Expenses, page F-30
9.	We note that the provision for losses on voyages in progress was significantly increased as of December 31, 2007. Please tell us, and revise your MD&A in future filings to explain why this increase in the provision was considered necessary in 2007.

Response:	The provision for losses on voyages in progress as of December 31, 2007 increased from December 31, 2006 due to the acquisition of Kleimar in February 2007, which resulted in there being an increased number of voyages in progress as of December 31, 2007 and, accordingly, an increase in the loss associated with the increased number of voyages which was being reflected as part of the purchase price allocation. In future filings, the Company will include a discussion within MD&A of any significant increase or decrease in its provision for losses on voyages in progress.
Note 14. Employee Benefit Plans, page F-37
10.	We note your disclosure that the “simplified method” was used to determine the expected term assumption. In future filings, please disclose the reason why you believe it is appropriate to use the simplified method. See Question 6 of SAB Topic 14.D.2

Response:	In future filings, the Company will revise its disclosures to comply with Staff’s request.
Note 16. Commitments and Contingencies, page F-39
11.	We note from your disclosure on page 39 that you have provided for $5.4 million in your 2006 financial statements related to the notification you received that one of your FFA trading counterparties filed for bankruptcy in Canada and your related exposure of $7.7 million. 1n future filings, please disclose the nature of this loss contingency in the notes to your financial statements.

Response:	In future filings, the Company will revise its disclosures to comply with Staff’s request.
Note 19. Common Stock, page F-42
12.	We note your disclosure that the reduction of the warrant exercise price from $5.00 to $4.10 per share did not have any accounting consequence since the fair value of the modified warrant was less than the fair value of the original warrant immediately prior to the modification. Please provide us with your analysis which supports the fair value of the modified warrant was less than the value of the original warrant immediately prior to the modification. As part of your response, please tell us how you valued the fair value of the warrants at the time of the modification, including the nature of all significant assumptions used in your analysis.

Response:	For the Staff’s information, the Company responded to a similar comment in its letter to the Staff dated July 28, 2006 (Comment #4) in connection with Amendment No. 6 to its Registration Statement on Form F-1 (File No. 333-129382). The Company believes that its prior letter is responsive to the current comment and, accordingly, an excerpt from that letter has been included as Appendix II to this letter in response to the current comment.

13.	We note your disclosure that on December 28, 2006 you made an offer to the holders of your 49,571,720 outstanding warrants to acquire shares of common stock by either (a) exercising warrants for 1.16 shares in consideration of $5 or (b) receiving one share in exchange of every 5.25 warrants surrendered. Please tell us and revise future filings to disclose the original conversion terms of the warrants included in this offer and explain to us how you accounted for this inducement offer. If the offer did not result in any accounting consequence please explain to us the reason why and provide us with any accounting guidance you relied upon in determining your accounting treatment.

Response:	On December 28, 2006, the Company offered the holder of each of its outstanding warrants a temporary inducement to encourage exercise for the period from December 28, 2006 to January 26, 2007 (the “December 2006 Inducement”). Prior to the December 2006 Inducement, the conversion terms of the warrants entitled the holder of each warrant to purchase one share of common stock of the Company at an exercise price of $5.00 per share. In connection with the December 2006 Inducement, each holder was offered one of two possibilities:
•	upon payment of $5.00 warrant exercise price, the holder would receive 1.16 shares of common stock of the Company (“Offer 1”); or

•	upon exchange of 5.25 warrants, the holder would receive one share of common stock (“Offer 2”).
In June 2006, the Company similarly encouraged exercise of its outstanding warrants by temporarily reducing the exercise price of the warrants from $5.00 per share to $4.10 per share (the “June 2006 Inducement”), which was evaluated for accounting purposes on the basis of the difference in value of the warrants immediately before and after the modification. The accounting for the June 2006 Inducement was previously covered in response to an SEC comment letter dated July 20, 2006 (see Comment #4 and the Company’s response dated July 28, 2006 and also Comment #12 above. Please note also that this response is also intended to be responsive to Comment #15 below).

Similar to the June 2006 Inducement, the Company has evaluated the need to account for this inducement offer on the basis of the difference in value of the warrants immediately before and after the modification. Given that the warrant holders had the ability to rescind any agreement to tender their warrants up to the closing date of the inducement offer, there would have been no binding agreements between the Company and the warrant holders to exercise the warrants prior to the closing date of January 26, 2007. Accordingly, the Company determined that the fair value of the inducement shall be measured as of January 26, 2007, the date the agreements became binding, in a manner consistent with paragraph 4 of FASB Statement No. 84 “Induced Conversions of Convertible Debt—an amendment of APB Opinion No. 26.”

Unlike the June 2006 Inducement, the fair value of the warrants immediately before the modification made in connection with the December 2006 Inducement was less than the fair value of the modified warrants. In the Company’s view, the incremental fair value of $4,195,000 is akin to a preferential dividend given to a sub-group of equity holders on the closing date of January 26, 2007 and, accordingly, did not reduce reported net income but did reduce income available to common shareholders used to calculate earnings per share for fiscal year 2007 in a manner consistent with EITF Topic D-98 “Classification and Measurement of Redeemable Securities,” paragraphs 18-19, and EITF 03-6 “Participating Securities and the Two-Class Method under FASB Statement No. 128.”

The incremental fair value of $4,195,000 was comprised of two components — one for each of the offers outlined above. In each case, the fair value of the warrants immediately before the modification was based on the quoted market price of $0.96/warrant. The value of the warrants following the modifications was based on the then current intrinsic value of the warrants, using a quoted market price for the underlying common shares of the Company of $5.31/share. The Company’s computations did not include any value for the time value of money or for the volatility of the underlying shares because of the requirement that warrant holders exercise their warrants immediately if they accepted one of the offers.

For those warrant holders that opted for Offer 1, the value of the modified warrants was estimated to be $1.19/warrant, which was calculated as follows: $5.31 quoted market price/share multiplied by 1.16 shares that they were entitled to receive less the $5.00 cash exercise price. Accordingly, the incremental value per warrant was $0.23/warrant. In total, 14.2 million warrants were exercised pursuant to this option for aggregate incremental fair value of $3.3 million.

For those warrant holders that opted for Offer 2, the value of the modified warrants was estimated to be $1.01/warrant, which was calculated as follows: $5.31 quoted market price/share divided by 5.25 warrants that they were required to surrender in exchange for the share. Accordingly, the incremental value per warrant was $0.05/warrant. In total, 17.9 million warrants were exercised pursuant to this option for aggregate incremental fair value of $0.9 million.

The Company will revise future filings to disclose the original terms of the warrants as requested.

14.	We note that during the years ended December 31, 2007 and 2006 you have had significant activity in relation to your outstanding warrants. In future filings, please revise the notes to your financial statements to include a roll-forward of the activity of your warrants for each of the years presented. See Rule 4-08(i) of Regulation SX.

Response:	In future filings, the Company will revise its disclosures to comply with Staff’s request.
Note 22. Earnings Per Common Share, page F-46
15.	We note your disclosure that net income for the year ended December 31, 2007 is adjusted for purposes of the earnings per share calculation to reflect the inducement of the exercise of warrants and resulted in an adjustment of $4,195,000 which represents the incremental value that was given to the warrant holders in order to exercise their warrants. Please provide us details as to the nature of this transaction and tell us how the $4,195,000 amount was calculated or determined. As part of your response, please explain the assumptions used in determining the fair value of both the securities issued in exchange of warrants surrendered and the warrants surrendered.

Response:	Please see the response to Comment #13 above.

Form 6-K dated June 4, 2008
Note 2. Summary of Significant Accounting Policies
(C) Accounting for the Acquisition of Horamar
16.	We note your disclosure that you accounted for the acquisition of Horamar Group as a partial sale of CNSA to the minority shareholders of Navios Logistics, and a partial acquisition of Horamar and accordingly, a gain was recognized by Navios for the portion of CNSA sold amounting to $2,574. Please provide us details as to how the gain was calculated or determined. Also, please tell us how you determined the fair value of the 32.8% ownership in CNSA used in the purchase price calculation in Note 3.

Response:	As disclosed in the notes to the Company’s financial statements, the Company viewed the acquisition of the Horamar Group as the acquisition of a controlling interest in the Horamar Group in exchange for cash consideration as well as a non-controlling interest in CNSA, a formerly wholly-owned subsidiary of Navios Maritime. Accordingly, we determined that the transaction resulted in a gain to Navios Maritime amounting to approximately $2.7 million, which was calculated as the excess of the fair value of CNSA ($78.0 million) over its carrying amount ($69.7 million) at the date of disposition multiplied by the % of the Company’s interest that was effectively disposed of (32.8%). Because of the contingent nature of certain aspects of the exchange, which may result in the Company ultimately owning 68.9% of the combined group (and, consequently, having disposed of 31.1% of CNSA), a small portion of the gain calculated above (approximately $0.1 million) has been deferred resulting in recognition of a gain of approximately $2.6 million in the consolidated financial statements for the six months ended June 30, 2008.
The fair value of CNSA ($78.0 million) was determined on the basis of valuations prepared by an independent valuation specialist.
     Please call the undersigned at (212) 692-6768 with any comments or questions regarding the Annual Report and please send a copy of any written comments to undersigned as well.

Very truly yours,
/s/ Kenneth R. Koch
Kenneth R. Koch

cc:	Securities and Exchange Commission (Joseph A. Foti) Navios Maritime Holdings Inc. (George Achniotis)

Appendix 1 (excerpt from letter to the Staff dated June 6, 2006 (Comment #6) in connection with Amendment No. 4 to its Registration Statement on Form F-1 (File No. 333-129382).
Comment
We have reviewed your response to our prior comment number 19 in which you provided us with a summary of the cash and non-cash components of the purchase price for your vessel acquisitions. Please tell us in further detail the specific nature of the non-cash components of the purchase price for the vessels the Meridian and Mercator which totaled $6.8 million and $6.6 million respectively. In this regard, we are unclear as to why favorable lease terms would represent part of the acquisition costs of the vessels. Please advise or revise as appropriate. We may have further comment upon receipt of your response.
Company Response
As part of the business combination, we acquired intangible assets related to operating leases of vessels. Many of these leases contain purchase options which are exercisable before the end of the lease term. The Company accounts for the intangible asset associated with a favorable operating lease containing an in-the-money purchase option as one intangible asset; a portion of which is amortized and a portion of which is not amortized. The amortizable portion relates to the favorable portion of the operating lease and the non-amortizable portion relates to the purchase option that in-the-money at the date of the business combination. These amounts are disclosed on page F-23. The amortizable portion is amortized over the original lease term consistent with paragraph 12 of FIN 21, “Accounting for Leases in a Business Combination, an Interpretation of FASB Statement No. 13,” which states that the classification of a lease in accordance with FASB Statement No. 13 shall not be changed as a result of a business combination. If the purchase option is exercised early, the favorable lease intangible asset will not be fully amortized as of the date the option is exercised. This unamortized amount is included as an adjustment to the carrying value of the vessel along with the carrying value of the option and the option exercise price. This accounting is similar to the accounting set forth in FIN 26, “Accounting for the Purchase of a Leased Asset by Lessee During the Term of the Lease,” which specifies that in a purchase of an asset under capital lease, any difference between the purchase price and the lease obligation shall be recorded as an adjustment to the carrying amount of the asset. By way of analogy, the amounts related to the leased property recorded on the balance sheet at the time of purchase of the property under an operating leases would result in an adjustment to the carrying amount of the asset. The resultant carrying amount of the asset would be subject to normal impairment testing under the asset held and used model unless the asset was considered held for sale. Thus, the “non-cash” adjustment to the carrying amount of the Meridian and Mercator of $6.8 million and $6.6 million, respectively, represent the unamortized portion of the intangible asset resulting from the exercise of the purchase option prior to the end of the lease term.

Appendix II (excerpt from letter to the Staff dated July 28, 2006 (Comment #4) in connection with Amendment No. 6 to its Registration Statement on Form F-1 (File No. 333-129382).
Comment
Please explain in Note 14 why the exercise price of the warrants was reduced from $5.00 to $4.10 in connection with the exercise transaction. Also, explain in Note 14 the accounting treatment that was used for the reduction in the exercise price of the warrants. If no accounting recognition was given to the reduction in the exercise price, please explain why.
Company Response
We have revised the text in accordance with the Staff’s request. Please see page F-17. The exercise price of the warrants was reduced from $5.00 to $4.10 per share in order to induce certain warrant holders to early exercise their warrants so that Navios can use a portion of the proceeds to finance its expansion plan in South America. There was no accounting consequence for the modification of the warrants offered to certain qualified institutional buyers and institutional accredited investors (“QIBAIS”), since the fair value of the modified/repriced warrants was less than the fair value of the original warrants immediately before the modification. Thus there was no fair value transferred to this sub-group of equity holders that would be akin to a preferential dividend that would reduce income available to common shareholders for purposes of earnings per share calculations. The quoted market value of the original warrants immediately before the exchange was $0.40/warrant according to NASDAQ published market rates.
The fair value of the modified warrants was estimated by the Company at $0.33/warrant which was equivalent to the intrinsic value of the modified warrant at issuance ($4.43 quoted market price/share less $4.10 exercise price). The intrinsic value of the warrants was equivalent to fair value since the modified warrants were required to be exercised immediately upon issuance. The Company believes that the QIBAIS were willing to exchange their original warrants for the modified warrants because the QIBAIS believed that the exchange was beneficial to them, despite the fact that the quoted fair value of the original warrant was greater than the intrinsic value of the modified warrant. The Company believes this is because the QIBAIS were focused on the longer-term growth prospects of the Company instead of the short-term volatility of the quoted prices of the warrants.
Likewise, since the fair value of the original warrants owned by the Ms. Frangou immediately before the modification exceeded the fair value of the modified warrants received by her there was no compensation expense associated with the modification in her capacity as Chief Executive Officer. This is consistent with paragraph 51 of SFAS 123(R).